UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VERTIV HOLDINGS CO
Exact name of registrant as specified in its charter

Delaware	001-38518	81-2376902
(State or other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1050 Dearborn Drive, Columbus, Ohio 43085
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: 614-888-0246

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

SECTION 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as an Exhibit 1.01 hereto, are publicly available at www.vertiv.com as well as the SEC’s EDGAR database at www.sec.gov.
Item 1.02    Exhibit
The Conflict Mineral Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.
SECTION 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertiv Holdings Co
(Registrant)

/s/ Stephanie L. Gill	May 28, 2021
Name: Stephanie L. Gill	(Date)
Title: Chief Legal Counsel